Securities and Exchange Commission
RECEIVED
FEB 26 2010
Branch of Registrations and Examinations

10029120

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12340 El Camino Real, Suite 400
(No. and Street)

San Diego (City) CA (State) 92130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristen Johnson 858-964-3402 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Lofgren, Morris and Engelberg LLP
(Name – *if individual, state last, first, middle name*)

4180 La Jolla Village Dr. Suite 300 (Address), San Diego (City), CA (State) 92037 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristen Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Retirement Capital Group Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristen Johnson
Signature

Chief Compliance Officer
Title

Mehul V. Rawal
Notary Public

MEHUL V. RAWAL
Commission # 1731293
Notary Public - California
San Diego County
My Comm. Expires Mar 15, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 3rd day of MARCH,

2010 by KRISTEN ANN JOHNSON,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Notary seal)

MEHUL V. RAWAL
Commission # 1731293
Notary Public - California
San Diego County
My Comm. Expires Mar 15, 2011

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
(Title or description of attached document)

FORM X-17A 5
(Title or description of attached document continued)

Number of Pages 2 Document Date 3-3-10

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary
of Retirement Capital Group, Inc.)

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND INDEPENDENT AUDITORS' REPORTS

For the Year Ended December 31, 2009

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Table of Contents

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of BKR International

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of December 31, 2009 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Capital Group Securities, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lavine, Lofgren, Morris & Engelberg, LLP

February 15, 2010

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Financial Condition
As of December 31, 2009

ASSETS		
Cash	$	409,938
Commissions receivable		398,644
Other receivables		27,080
Prepaid expenses		24,414
Deferred tax assets		3,614
Total assets	$	863,690
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	42,193
Commissions and other payables to affiliate		433,744
Commissions payable		44,784
Total liabilities		520,721
Shareholder's equity:		
Common stock, no par value, $7.50 stated value, 10,000 shares authorized, issued and outstanding		348,970
Accumulated deficit		(6,001)
Total shareholder's equity		342,969
Total liabilities and shareholder's equity	$	863,690

See accompanying notes to financial statements
and independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Income
For the Year Ended December 31, 2009

Revenue	
Commission income	$ 6,620,938
Expenses	
Commission expense to affiliate	3,025,396
Commission expense	3,311,409
Employee related	66,393
License and related fees	30,375
Professional fees	12,031
Insurance	30,153
Office rent and utilities	15,807
Miscellaneous	9,139
Total expenses	6,500,703
Income before provision for income taxes	120,235
Provision for income taxes	36,452
Net income	$ 83,783

See accompanying notes to financial statements
and independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Accumulated Deficit	Shareholder's Equity
Balance at December 31, 2008	$ 313,694	$ (89,784)	$ 223,910
Deemed capital contribution	35,276	-	35,276
Net income	-	83,783	83,783
Balance at December 31, 2009	$ 348,970	$ (6,001)	$ 342,969

See accompanying notes to financial statements
and independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	83,783
Income tax provision - noncash (deemed capital contribution under tax sharing agreement)		35,276
Deferred income taxes		1,176
Adjustments to reconcile net income to cash provided by operating activities:		
Commissions receivable		310,097
Other receivables		6,777
Prepaid expenses		(4,451)
Accounts payable and accrued expenses		25,693
Commissions and other payables to affiliate		24,404
Commissions payable		(248,333)
Net cash provided by operating activities		234,422
Cash at beginning of year		175,516
Cash at end of year	$	409,938

See accompanying notes to financial statements
and independent auditors' report.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

General

Retirement Capital Group Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Retirement Capital Group, Inc. ("Parent"), and was incorporated in the State of California in December 2002. On November 18, 2009, National Insurance Partners, Inc. acquired the Parent of the Company from its stockholders. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and received approval in July 2003 to practice as a registered broker-dealer.

The Company has selling agreements with insurance and mutual fund companies to distribute mutual funds, variable annuities, variable life insurance, public limited partnerships and private placements.

The Company also has commission sharing agreements with other broker-dealers whereby certain registered representatives of the Company work in conjunction with registered representatives of other broker-dealers in presenting, offering and selling securities. The Company and other broker-dealers share fees and commissions arising from the sale of such securities.

Basis of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Commissions Receivable

Commissions receivable consist of commissions due from insurance companies. Management has determined no allowance for doubtful receivables is necessary at December 31, 2009.

Revenue Recognition

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums are paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that no material commission revenue has been charged back. Accordingly, the Company currently does not maintain a chargeback allowance.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

During 2009, the Company adopted "Accounting for Uncertainty in Income Taxes," as codified in FASB ASC 740-10. The adoption of this pronouncement did not have an effect on the financial statements of the Company.

NOTE 1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date of the auditors' report, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 2. NET CAPITAL

The Company's percentage of aggregate indebtedness to net capital was 181% at December 31, 2009. Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the rule, equal to the greater of $5,000 or 6.667% of "aggregate indebtedness," as defined. As of December 31, 2009, the Company had "net capital" of $287,861, which exceeded the amount required.

NOTE 3. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. Management periodically evaluates the creditworthiness of its primary depository. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

The following are approximate percentages for those insurance companies which accounted for more than 10% of commissions receivable and/or commission income as of and for the year ended December 31, 2009:

	Commision Income	Commissions Receivable
Insurance Company A	78%	0%
Insurance Company B	11%	100%

NOTE 4. INCOME TAXES

Significant components of the provision for income taxes are as follows for the year ended December 31, 2009:

Federal income taxes:		
Current	$	24,647
Deferred		1,176
Total federal income taxes		25,823
State and local income taxes:		
Current		10,629
Total income tax provision	$	36,452

Deferred taxes result primarily from timing differences in deducting state income taxes.

The Parent utilized the separate-return method for allocating current and deferred taxes to members of the consolidated group by applying the provisions of FASB ASC 740-10 to each subsidiary as if it were a separate taxpayer. The Company's unwritten tax sharing arrangement with the Parent and affiliates provides that the differences arising between the amounts reported in the financial statements and the amounts actually payable or receivable under the tax sharing arrangement are reported as capital contributions or distributions in the separate financial statements of the Company. During the year ended December 31, 2009, the Company had tax-related deemed capital contributions from its Parent amounting to $35,276.

NOTE 5. COMMISSIONS EXPENSE AND OTHER RELATED PARTY TRANSACTIONS

During 2009, the Company incurred commissions expense of $3,025,396 to Retirement Capital Group Financial and Insurance Services, Inc., the affiliate of the Company that is also 100% owned by the Parent. As of December 31, 2009, the Company owes $381,703 in commissions payable to this affiliate.

The Company's affiliate incurs certain expenses on behalf of the Company and provides administrative services for the Company. During 2009, the Company was allocated $65,580 for employee-related expenses and $11,784 for office rent and utility expenses.

As of December 31, 2009, the Company also owes $50,000 to the affiliate for cash advances and $2,041 to its Parent.

During 2009, the Company incurred commissions of $295,462 to an individual who left the board of directors of the Parent in November 2009, which is included in commissions expense. As of December 31, 2009, the Company owes $5,541 to this individual, which is included in commissions payable in the accompanying statement of financial condition.

NOTE 6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no borrowings under subordination agreements at December 31, 2009.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Net Capital

Shareholder's equity at December 31, 2009	$	342,969
Less nonallowable assets:		
Other receivables		(27,080)
Prepaid expenses		(24,414)
Deferred tax assets		(3,614)
Net capital	$	287,861

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6.667% of aggregate indebtedness)	$	34,716
Excess net capital	$	253,145
Excess net capital at 1,000%, (net capital less 10% aggregate indebtedness)	$	235,789
Aggregate indebtedness	$	520,721
Percentage of aggregate indebtedness to net capital		181%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	287,861
Net capital - per above	$	287,861
Total aggregate indebtedness, as reported in Company's Part II (unaudited) FOCUS report	$	520,722
Rounding		(1)
Aggregate indebtedness - per above	$	520,721

See accompanying independent auditors' report.

Retirement Capital Group Securities, Inc.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule II – Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

See accompanying independent auditors' report.

RETIREMENT CAPITAL GROUP SECURITIES, INC.
(A Wholly Owned Subsidiary of Retirement Capital Group, Inc.)

Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemptive provision.

See accompanying independent auditors' report.

LAVINE, LOFGREN, MORRIS & ENGELBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS

4180 LA JOLLA VILLAGE DRIVE
SUITE 300
LA JOLLA
CALIFORNIA
92037

PHONE (858) 455-1200
FAX (858) 455-0898
WEB SITE www.llme.com

An Independent Member of BKR International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Retirement Capital Group Securities, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Retirement Capital Group Securities, Inc. (the "Company"), a wholly owned subsidiary of Retirement Capital Group, Inc., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lavine, Lofgren, Morris & Engelberg, LLP

February 15, 2010